

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 23, 2012

Via E-mail
Mr. Thomas R, Quinn, Jr.
President and Chief Executive Officer
Orrstown Financial Services, Inc.
77 East King Street, P. O. Box 250
Shippensburg, Pennsylvania 17257

> **Re: Orrstown Financial Services, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2011**
> **Filed March 23, 2012**
> **Form 10-Q for the Period Ended June 30, 2012**
> **Filed August 9, 2012**
> **File No. 001-34292**

Dear Mr. Quinn:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. Where we have specifically requested a draft of your proposed disclosures in future filings, please ensure that it clearly identifies new, revised or deleted disclosures, as appropriate. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, including the draft of your proposed disclosures, we may have additional comments.

Form 8-K filed March 12, 2012

1. We noted the revised earnings release filed for the quarter and year ended December 31, 2011. Please explain to us, in specific detail, the nature of the subsequent events which resulted in the recording of additional impairments and the increase in the level of nonaccrual loans for the respective periods impacted.

Form 10-K for the Fiscal Year Ended December 31, 2011

Notes to Consolidated Financial Statements

Note 8. Income Taxes, page 107

2. We note that you have recorded a net deferred tax asset of $18.2 million at December 31, 2011. Your disclosures and management's assertion of realizability of the net deferred tax asset is based on the reversal of deferred tax liabilities, tax planning strategies and estimated future taxable income. Forming a conclusion that a valuation allowance is not needed is difficult when there is negative evidence such as cumulative losses, which is considered a significant piece of negative evidence that is difficult to overcome (refer to paragraphs 21 – 23 of ASC 740-10-30). Furthermore the weight given to the potential effect of negative and positive evidence should be commensurate with the extent to which it can be objectively verified.

    In light of the significant losses recognized in the fiscal year ended December 31, 2011, the continued significant losses recognized in each of the quarterly interim periods of fiscal 2012, the regulatory agreements entered into in March of 2012, as well as the uncertainty around the current geographic and economic operating environment, please provide us with specific detailed information to support the realizability of the net deferred tax asset at December 31, 2011 as well for each of the interim reporting periods during fiscal 2012.

Form 10-Q filed for the Quarter Ended March 31, 2012

Item 4. Controls and Procedures

(a)Evaluation of disclosure controls and procedures, page 58

3. Please tell us how management is able to conclude that the disclosure controls and procedures were effective as of both March 31, 2012 and as of June 30, 2012, in light of the fact that the Company has not fully remediated the material weaknesses in internal control over financial reporting relating to loan ratings and its impact on the allowance for loan losses

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

   •   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please address questions regarding all comments to Marc Thomas, Staff Accountant, at (202) 551-3452 or, if you thereafter need further assistance, to me at (202) 551-3474.

Sincerely,

/s/ Sharon Blume

Sharon Blume
Assistant Chief Accountant